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August 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Stickel
Ms. Amanda Ravitz Division of Corporation Finance Disclosure Review Program

Re:	Tenax Therapeutics, Inc.
Definitive Proxy Statement on Schedule 14A Filed April 28, 2023 File No. 001-34600

Ladies and Gentlemen:

We write this letter on behalf of our client Tenax Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated August 7, 2023 (the “Comment Letter”). The text of the Comment Letter has been reproduced herein with our response below the numbered comments.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

Pay Versus Performance, page 44

1.

We note from footnote (3) on page 45 that the 2022 disclosure of the average Summary Compensation Table total for non-PEO NEOs is meant to include both Eliot Lurier and Stuart Rich, and for 2021 is meant to include Messrs. Lurier and Jebsen and Dr. Rich. However, it appears that the pay versus performance table may include only the Summary Compensation Table total and compensation actually paid amounts for Dr. Rich. Please ensure that the pay versus performance table includes the disclosures required by Regulation S-K Item 402(v)(2)(ii) and (iii), and that any footnotes and descriptions of the relationships between information presented in the table accurately reflect the disclosures in the table.

2.

Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(iv) of Regulation S-K.

The Company acknowledges the Comment Letter and will be certain to enhance its future proxy disclosures to address the topics in the Comment Letter as guided by Items 402(v)(2)(ii) and (iii) of Regulation S-K.

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Division of Corporation Finance

August 10, 2023

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ S. Halle Vakani
S. Halle Vakani

cc: Christopher T. Giordano, President and Chief Executive Officer, Tenax Therapeutics, Inc.

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